Dundee Corporation Provides Notice to Holders of its 5.85%
Exchangeable Debentures in connection with Dundee REIT Transaction

Toronto, August 27, 2007 – Dundee Corporation (TSX: DC.A) announced today that it has provided a further Notice to the registered holders of its 5.85% Exchangeable Debentures due June 30, 2015 (the “Debentures”), in order to inform such holders of the closing of a transaction which was announced by Dundee REIT, as the Debentures are exchangeable into Series A units of Dundee REIT (“Units”), and confirming the property into which the Debentures are exchangeable. On August 24, 2007, Dundee REIT issued a press release announcing the completion of the transaction (the “Transaction”) involving the sale of certain properties of Dundee REIT and the distribution of cash proceeds to Dundee REIT unitholders on the basis of $47.50 per Unit purchased or redeemed.

Following completion of the Transaction, each $1,000 principal amount of the Debentures continues to be exchangeable for 33.6134 Series A Units of Dundee REIT.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 57% controlled subsidiary, DundeeWealth Inc., a company with $63.9 billion in assets under management and administration.  Dundee Corporation’s real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010